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                                                      FILED UNDER RULE 424(B)(3)
                                                       REGISTRATION NO. 33-60391

                  BANCTEC, INC. RECOGNITION INTERNATIONAL INC.

                               ----------------

              ADDENDUM AND SUPPLEMENT DATED SEPTEMBER 29, 1995 TO
            JOINT PROXY STATEMENT/PROSPECTUS DATED SEPTEMBER 1, 1995

  This Addendum and Supplement amends and provides supplemental information to the Joint Proxy Statement/Prospectus dated September 1, 1995 (the "Joint Proxy Statement/Prospectus") relating to the proposed merger (the "Merger") of a wholly-owned subsidiary of BancTec, Inc. ("BancTec") into Recognition International Inc. ("Recognition") with Recognition becoming a wholly-owned subsidiary of BancTec.

  The following information is hereby added to and deemed to be included in the Joint Proxy Statement/Prospectus as a supplement to the discussion on page 64 of the "Election of BancTec Directors" and on page 72 of the "Proposal to Amend BancTec's 1990 Employment Stock Purchase Plan To Increase The Number Of Shares Of BancTec Common Stock Reserved For Issuance." On September 27, 1995, the Annual Meeting of Stockholders of BancTec was held during which the following action was taken:

  .     the nominees for directors of BancTec were elected;

  . the proposed increase in the number of shares of BancTec Common Stock reserved for issuance under BancTec's 1990 Employee Stock Purchase Plan was approved; and

  . the meeting was adjourned with regard to the consideration and vote on the issuance of shares of BancTec Common Stock in accordance with the terms of the Merger Agreement until October 12, 1995, at 10:00 a.m., Dallas time, at the offices of BancTec, 4435 Spring Valley Road, Dallas, Texas.

  At the Special Meeting of Stockholders of Recognition no business was conducted and the meeting was adjourned until October 12, 1995, at 10:00 a.m., Dallas time, at 2200 Ross Avenue, Suite 2200, Dallas, Texas.

  BancTec and Recognition have been notified by the Department of Justice that it has closed its investigation and that both companies are free to proceed with the Merger upon approval by their stockholders. As a result, the vote upon the issuance of shares of BancTec Common Stock pursuant to the terms of the Merger Agreement by BancTec stockholders and the vote upon the Merger by Recognition stockholders will occur at the respective reconvened meetings on October 12, 1995.

  In addition, the Joint Proxy Statement/Prospectus is hereby amended to correct footnote (3) at the top of page 34 to change the words "Recognition Common Stock" to be the words "BancTec Common Stock."

  The Joint Proxy Statement/Prospectus is hereby amended to correct the disclosure contained on page 37 so that the second paragraph of the discussion concerning Exchange Procedures under "The Merger Agreement" shall read as follows:

    No fractional shares of BancTec Common Stock will be issued and any holder of shares of Recognition Common Stock entitled under the Merger Agreement to receive a fractional share will be entitled to receive only a cash payment in lieu thereof, which payment will be in an amount equal to the product of such fraction multiplied by the closing sale price of BancTec Common Stock on the day of the Effective Time.